

Mail Stop 3561

December 10, 2015

Via E-mail
Gustav Christensen
Chief Executive Officer
Dyax Corp.
55 Network Drive
Burlington, MA 01803

     Re: **Dyax Corp.**
          Preliminary Proxy Statement on Schedule 14A
          Filed November 23, 2015
          File No. 000-24537

Dear Mr. Christensen:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

     Sincerely,

     /s/ Brigitte Lippmann (for)

     John Reynolds
     Assistant Director
     Office of Beverages, Apparel, and
     Mining

cc: Krishna Veeraraghavan
       Sullivan & Cromwell LLP